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                              [Conning Letterhead]

Conning Corporation
700 Market Street
St. Louis, MO 63101

March 20, 2000

Dear Stockholder:

     On March 9, 2000, Conning Corporation ("Conning"), Metropolitan Life Insurance Company, a New York life insurance company ("MetLife"), and CC Merger Sub Inc., a Missouri corporation and an indirect wholly owned subsidiary of MetLife ("Purchaser"), entered into a merger agreement providing for the acquisition of all of the common stock of Conning not already controlled by MetLife at $12.50 per share, net to the seller in cash (less any required withholding taxes), without interest thereon.

     Purchaser has today commenced a cash tender offer for all shares of Conning common stock, other than shares controlled by MetLife, at a price of $12.50 per share, net to the seller in cash (less any required withholding taxes), without interest thereon. The merger agreement provides that, following the tender offer, Purchaser will merge with and into Conning and any remaining shares of common stock of Conning not already controlled by MetLife will be converted into the right to receive $12.50 per share in cash, or any higher price paid per share in the tender offer, without interest.

     At a meeting on March 9, 2000, your Board of Directors (the "Board"), by unanimous vote of all directors other than Mr. Richard A. Liddy (who abstained from voting because of his positions as an officer of MetLife and of a MetLife subsidiary), based on, among other things, the recommendation of a Special Committee comprised of Conning's sole independent director, (i) determined that the tender offer and the merger are fair to, advisable and in the best interests of Conning and its stockholders; (ii) approved the tender offer and the merger agreement and the transactions contemplated thereby; and (iii) recommended acceptance of the tender offer and approval of the merger agreement by Conning's stockholders.

     In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and Conning's Solicitation/Recommendation Statement on Schedule 14D-9. Included as Annex A to the Schedule 14D-9 is the written opinion, dated March 9, 2000, of Salomon Smith Barney Inc., the Special Committee's financial advisor, to the effect that, as of that date and based on and subject to the matters described in the opinion, the price per share of $12.50 to be received by the holders of shares of Conning common stock, other than MetLife and its affiliates, in the tender offer and the merger, was fair, from a financial point of view, to those holders.

     Enclosed for your consideration are copies of the tender offer materials and Conning's Solicitation/ Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                          Sincerely,

                                          James L. Lipscomb signature
                                          James L. Lipscomb

                                          President and Chief Executive Officer